EXHIBIT 5
CONSENT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use of our report, dated February 7, 2005 except as to Note 20 which is as of March 9, 2007, included in this annual report on Form 40-F.
We also consent to the incorporation by reference in Registration Statements Nos. 333-126037, 333-126038, 333-126039, 333-126040 and 333-138760 on Form S-8 of our report dated February 7, 2005 except as to Note 20 which is as of March 9, 2007, appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2006.
/s/ KPMG LLP
Toronto, Ontario, Canada
March 30, 2007